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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Veritas Independent Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2201 Washington Ave, Suite 2
(No. and Street)

Conway	Arkansas	72032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Shannon   501-358-6131

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH and Co. LLP

(Name – *if individual, state last, first, middle name*)

C7/227, Sector 7	Rohini	New Delhi	11008
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Shannon _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Veritas Independent Partners LLC _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



GAIL MURDOCH
MY COMMISSION # 12373716
EXPIRES: November 4, 2019
Pope County

<u>Deha Shannun</u>
Signature

Managing Member
_____
Title

<u>Gail Murdoch</u>
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VERITAS INDEPENDENT PARTNERS, LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

Report of the Independent Registered Public Accounting Firm

To the Members of
Veritas Independent Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Veritas Independent Partners, LLC (the "Company") as of December 31, 2018 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.




AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
March 01, 2019

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	14,039
Commissions receivable		56,164
Accounts receivable - personnel		675
Central registration depository account		90
Prepaid premiums		1,143
Undeposited funds		489
Total assets	**$**	**72,600**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	22,665
Related party payables		15,736
Total liabilities		38,401
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		-
MEMBER'S EQUITY (Note 2)		34,199
Total liabilities and member's equity	$	72,600

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:	
Commissions	$ 954,781
Insurance income	19,049
Reimbursed expenses	34,362
Other income	4,431
Total revenues	1,012,623
EXPENSES:	
Commission	801,115
Professional services	28,723
Personnel	80,661
General operating	51,705
Insurance	21,533
Regulatory	19,902
Marketing	3,447
Other	1,246
Total expenses	1,008,332
NET INCOME	$ 4,291

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net income	$	4,291
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable - personnel		(225)
(Increase) Decrease in central registration depository account		(77)
(Increase) Decrease in prepaid premiums		(1,143)
(Increase) Decrease in commissions receivable		(13,342)
(Increase) Decrease in undeposited funds		(489)
Increase (Decrease) in accounts payable and accrued expenses		(2,851)
Increase (Decrease) in related party payables		4,134
NET DECREASE IN CASH		(9,702)
CASH, at beginning of year		23,741
CASH, at end of year	$	14,039

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

BALANCES, December 31, 2017	$	29,908
Net income		4,291
BALANCES, December 31, 2018	**$**	**34,199**

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Veritas Independent Partners, LLC (the "Company") is an Arkansas limited liability company formed on September 9, 2013. The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership. The Company is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates as a securities broker-dealer for mutual funds, variable annuities and investment advisory services. The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

Revenue Recognition

The Company's main source of revenue is mutual funds, variable annuities and investment advisory services. This revenue and the related commission expense are recognized on an accrual basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont'd)

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $31,802 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.21 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – OPERATING LEASE

The Company had a non-cancelable operating lease for subleased office space with Cardinal which was due to expire August 31, 2018. The lease agreement was ended mutually 2 months before the lease term expration. In May 2018, the Company entered into a new lease agreement with Tartan Properties which will expire May 1, 2021. In addition, the future minimum lease payments for the years ending December 31, 2019 through 2021 are as follows:

2019	9,120
2020	9,120
2021	3,040

Rental expense was $8,126 for the year ended December 31, 2018.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership.

The Company has an expense sharing agreement ("ESA") with Cardinal. Under the agreement, the Company pays an allocation of Cardinal's utilities.

The Company had entered into a separate agreement to sublease office space from Cardinal that expired August 31, 2018 (see Note 3). The Company entered into a new lease agreement with Tartan Properties which will expire May 1, 2021 (see Note 3).

NOTE 4 – RELATED PARTY TRANSACTIONS (cont'd)

At December 31, 2018 there were related party payables of $15,736 that are commissions due to the members of the Firm. The Firm has recorded $65,000 as payroll expense and $205,503 as commission expense paid to members for 2018.

NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets and accounts payable are carried at amounts that approximate fair value due to the short–term nature of those instruments.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

VERITAS INDEPENDENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

CREDIT:

Total stockholders' equity	$ 34,199

DEBITS:

Nonallowable assets:

Accounts receivable - personnel	675
Central registration depository account	90
Prepaid premiums	1,143
Undeposited funds	489
Total debits	2,397

NET CAPITAL	31,802

Minimum requirement of 6-2/3% of aggregate indebtedness of
$38,401 or $5,000, whichever is greater 5,000

Excess net capital	**$ 26,802**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	**$ 38,401**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.21 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2018.

See Independent Auditor's Report.

AJSH & Co LLP
Chartered Accountants

(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Veritas Independent Partners, LLC

We have reviewed management's statements, included in the accompanying Veritas Independent Partners, LLC's Exemption Report, in which (1) Veritas Independent Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.




AJSH & Co LLP

New Delhi, India
March 01, 2019

VERITAS INDEPENDENT PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

To the best knowledge and belief of Veritas Independent Partners, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2018.



Signature

Managing Member
Title